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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   SCHEDULE TO
                                 (RULE 14D-100)
                                (Amendment No. 2)

                  TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
           OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

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                               HARTFORD LIFE, INC.
                       (Name of Subject Company (Issuer))

                         HARTFORD FIRE INSURANCE COMPANY
                   THE HARTFORD FINANCIAL SERVICES GROUP, INC.
                      (Names of Filing Persons (Offerors))

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                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

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                                     4165924
                      (CUSIP Number of Class of Securities)

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                             Michael S. Wilder, Esq.
                   The Hartford Financial Services Group, Inc.
                                 Hartford Plaza
                        Hartford, Connecticut 06115-1900
                            Telephone: (860) 547-5000
           (Name,address and telephone number of person authorized to receive notices and communications on behalf of filing
                                    persons)

                                    Copy to:

                          George W. Bilicic, Jr., Esq.
                             Cravath, Swaine & Moore
                                825 Eighth Avenue
                            New York, New York 10019
                            Telephone: (212) 474-1000


[  ]     Check the box if the filing relates solely to preliminary
         communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]    third-party tender offer subject to Rule 14d-1.
         [ ]    issuer tender offer subject to Rule 13e-4.
         [X]    going-private transaction subject to Rule 13e-3.
         [ ]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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                                                                               2


          This Amendment No. 2 amends the Tender Offer Statement on Schedule TO initially filed on May 24, 2000 by The Hartford Financial Services Group, Inc., a Delaware corporation ("Parent"), Hartford Fire Insurance Company, a Connecticut corporation ("Purchaser") and a wholly owned subsidiary of Parent, and Hartford Life, Inc., a Delaware corporation (the "Company"), relating to the third-party tender offer by Purchaser to purchase all of the issued and outstanding shares of Class A Common Stock, par value $.01 per share, of the Company, at a purchase price of $50.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 24, 2000 (the "Offer to Purchase").

ITEM 1.  SUMMARY TERM SHEET.
ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 1 and Item 7 is each hereby amended and supplemented by the following:

     The information set forth in "SUMMARY TERM SHEET" and "THE TENDER OFFER--Section 9. Source and Amount of Funds" in the Offer to Purchase is hereby amended to reflect the following:

     The Hartford Financial Services Group, Inc. ("The Hartford") intends to finance its purchase of the shares of Hartford Life, Inc. Class A Common Stock from commercial paper facilities or other debt financings, the sale of its common stock in an equity offering and internally generated funds. In that regard, The Hartford announced on June 5, 2000 that it sold 7.3 million shares of its common stock to Goldman, Sachs & Co., raising approximately $400 million to partially fund The Hartford's purchase of the publicly held shares of Hartford Life's Class A Common Stock. Goldman Sachs will re-offer The Hartford's shares to investors. Closing of the common stock sale to Goldman Sachs is expected to occur June 9, 2000. The Hartford will likely refinance any short-term debt financings with the proceeds from long-term debt financings and with funds from other sources, including the possible sale of assets or additional equity financings.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 8(b) is hereby amended and supplemented by the following:

     The information set forth in Schedule II to the Offer to Purchase is hereby amended and supplemented to reflect the following:

     The following table sets forth additional transactions in the Company Common Stock during the past 60 days by any pension, profit-sharing or similar plan of the Company. All transactions listed below involved open-market purchases or sales or the acquisition of treasury shares of the Company Common Stock.


                                                                              Number of
                                                                            Shares of the
                                                                              Company's        Price Per
Name of Party                                          Transaction Date      Common Stock      Share ($)
-------------                                          ----------------      ------------      ---------

1.   The Hartford Investment and Savings
     Plan..........................................         March 31, 2000        16,484       $ 46.8750
                                                            April 14, 2000        14,546         46.9375
                                                            April 28, 2000        16,103         49.2500
                                                              May 15, 2000        13,467         49.6250
2.   1997 Hartford Life, Inc. Employee
     Stock Purchase Plan...........................         March 31, 2000        50,313       $ 35.1688
                                                             April 3, 2000           531         47.5000



ITEM 12.  EXHIBITS.

     Item 12 is hereby amended and supplemented by the following:

(a)(1)(N) Text of press release issued by The Hartford Financial Services Group, Inc., dated June 5, 2000.

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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          SCHEDULE TO AND SCHEDULE 13E-3

                                          THE HARTFORD FINANCIAL SERVICES GROUP,
                                          INC.

                                          By:/s/ Michael O'Halloran
                                             ----------------------------------
                                             Name:    Michael O'Halloran
                                             Title:   Senior Vice President and
                                                      Director of Corporate Law


                                          HARTFORD FIRE INSURANCE COMPANY

                                          By:/s/ Michael O'Halloran
                                             ----------------------------------
                                             Name:    Michael O'Halloran
                                             Title:   Authorized Officer


                                          SCHEDULE 13E-3

                                          HARTFORD LIFE, INC.

                                          By:/s/ Michael O'Halloran
                                             ----------------------------------
                                             Name:    Michael O'Halloran
                                             Title:   Authorized Officer


Date:  June 6, 2000



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                                                                               5


                                                               Exhibit (a)(1)(N)

                              [THE HARTFORD FINANCIAL SERVICES GROUP, INC. LOGO]


                         THE HARTFORD SELLS COMMON STOCK
                Transaction to Partially Fund HLI Share Purchase

HARTFORD, Conn. - The Hartford Financial Services Group Inc. (NYSE: HIG) today announced that it sold 7.3 million shares of common stock to Goldman, Sachs & Co., raising approximately $400 million to partially fund The Hartford's purchase of the publicly held shares of Hartford Life Inc. (NYSE: HLI). On May 24, The Hartford commenced a previously announced cash tender offer for all of the publicly held shares of Hartford Life Class A Common Stock for $50.50 per share.

          Goldman Sachs will re-offer The Hartford's shares to investors. Closing of the common stock sale to Goldman Sachs is expected to occur June 9. Following the transaction, The Hartford will have 222.8 million shares outstanding.

          Copies of a prospectus relating to the offer can be obtained from Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004.


             The Hartford's Internet address is www.thehartford.com
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